Exhibit 99.3

Regulatory Announcement

RNS Number: 3280B
Wolseley PLC
28 July 2004

Notification under the Listing Rules – Directors – Shares – Rule 16.3 (c)

Wolseley plc confirms that Mr C A Banks, Group Chief Executive, has today increased his shareholding in the company by 31,300 ordinary shares.

He has exercised the under-noted share options under the terms of the Wolseley 1989 Executive Share Option Scheme and has retained all of the shares issued to him and now holds 140,451 ordinary shares.

Director's Name	No. of options	Exercise price	Total no. of	Date of
	exercised	(in pence)	shares acquired	acquisition
		per share

Mr C. A. Banks	16,800	388.75	31,300	28.07.2004	14,500	440.00

FURTHER INFORMATION:

Wolseley plc
Tel: 0118 929 8700

Mark White – Group Company Secretary and Counsel
Guy Stainer – Head of Investor Relations

This information is provided by RNS
The company news service from the London Stock Exchange

END